FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 15, 2006

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):  82-               )

Enclosure:  Press Release dated November 15, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

                Date:  November 15, 2006

Buhrmann NV

For more information
Media Relations
+31 (0)20 651 10 19

Investor Relations
+31 (0)20 651 10 42

PRESS RELEASE

Amsterdam, the Netherlands, 15 November 2006

BUHRMANN HOSTING 2-DAY ANALYST & INVESTOR CONFERENCE IN THE NETHERLANDS

Buhrmann, one of the world’s leading suppliers of office products to businesses and institutions, is hosting a two-day analyst & investors conference in the Netherlands on 15 and 16 November 2006.

On Wednesday 15 November focus will be on Office Products Australia, ASAP Software and OP Global Merchandising. Presentations are to be made by Grant Harrod, managing director and CEO Corporate Express Australia, Grant Logan, CFO Corporate Express Australia, Paul Jarvie, president ASAP Software and Ron Lalla, executive vice president OP Global Merchandising. The day will commence with a presentation by Floris Waller, CFO of Buhrmann.

On Thursday 16 November the focus will be on Office Products Europe. Presentations are to be made by Peter Ventress, President Office Products Europe, Christian Horn, VP sales and marketing and Roger Cesar, managing director CE Benelux. A visit to the Corporate Express distribution centre in Almere is included.

While no new material information will be disclosed during the conference, it aims to help investors making a realistic assessment of the Company’s ability to execute. The audio web cast of the presentations by Floris Waller, Grant Harrod and Grant Logan, starting at 2 p.m. CET today, can be accessed via www.buhrmann.com within the investor relations section. The presentations will be available on our website.

Additional information

Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. In addition, Buhrmann is distributor of graphic equipment and related services in six European countries. Buhrmann’s office products activities are operating worldwide mainly under the brand name Corporate Express and have a widespread global distribution network spanning North America, Europe and Australia. Buhrmann generated 2005 annual sales of EUR 5.9 billion. The company has approximately 18,000 employees, and operations in 18 countries. Buhrmann is listed on Euronext Amsterdam (Euronext: BUHR) and in New York (NYSE: BUH).

Financial calendar
Publication of fourth quarter 2006 results:	8 February 2007
Annual General Meeting of Shareholders:	12 April 2007
Publication of first quarter 2007 results:	3 May 2007

For more information
Press: Corporate Communications	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 19	Telephone: +31 (0)20 651 10 42
CorpComm@buhrmann.com	carl.hoyer@buhrmann.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2006. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.